SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                        AMENDMENT NO. 19

                               TO

                              FORM
                             N-8B-2

        REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                 Pursuant to Section 8(b) of the
                 Investment Company Act of 1940

                    NATIONAL MUNICIPAL TRUST
                     (AND SUBSEQUENT TRUSTS)

                 (Name of Unit Investment Trust)

              ------------------------------------

      Not the issuer of periodic payment plan certificates.

I.   ORGANIZATION AND GENERAL INFORMATION


2. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the Trust.

Prudential Investment Management Services LLC   Internal Revenue Service
100 Mulberry Street                             Employer Identification
Gateway Center Three                            Number 22-1211670
Newark, New Jersey 07102


     3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class of series of securities each custodian or trustee is acting.


THE CHASE MANHATTAN BANK
1 CHASE MANHATTAN PLAZA
NEW YORK, NEW YORK  10081

unit investment trust office at:
770 BROADWAY
NEW YORK, NEW YORK  10003

The Internal Revenue Service Employer Identification
Number for THE CHASE MANHATTAN BANK:  13-2633612


The trustee of each series of securities is noted in the prospectus for each such series.

4.   Furnish name and principal  business  address and Zip Code and the Internal
     Revenue   Service   Employer   Identification   Number  of  each  principal
     underwriter currently distributing securities of the trust.

It is expected that Prudential  Securities  Incorporated,  100 Mulberry  Street,
Gateway  Center  Three,   Newark,  New  Jersey  07102,  will  be  the  principal
underwriter for distribution of the securities of the Trust.

The Internal Revenue Service Employer Identification Number of Prudential Securities Incorporated is 22-2347336.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

                              As at June 30, 2001

Name and principal business address                     Nature of business

A.  PIFM Holdco, Inc.                                   Holding Company
    100 Mulberry Street
    Gateway Center Three
    Newark, New Jersey 07101
    (100% owner of Prudential Investment
    Management Services LLC)

B.  Prudential Asset Management                         Holding Company
    Holding Company
    Prudential Plaza
    Newark, New Jersey 07101
    (100% owner of PIFM Holdco, Inc.)

C.  The Prudential Insurance                            Mutual Insurance
    Company of America                                  Company
    Prudential Plaza
    Newark, New Jersey 07101
    (100% owner of Prudential Asset
    Management Holding Company)

IX.  EXHIBITS

     **Exhibit A(1)

Trust Indenture and Agreement and related Reference Trust Agreement among Prudential Investment Management Services LLC, Sponsor, The Chase Manhattan Bank Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (formerly Standard & Poor's Corporation), Evaluator.

     *Exhibit 99.A(6)(a)

Limited  Liability  Company  Agreement  for  Prudential   Investment  Management
Services LLC.

     *Exhibit 99.A(6)(b)

By-Laws of Prudential Investment Management Services LLC.

     *Exhibit A(11)

Unit Investment Trust - Code of Ethics of Prudential Investment Management Services LLC .

     **Exhibit A (7)

          Form of Insurance Policy.

     ***Exhibit D

Copy of Registration Statement on Form S-6.

     *Exhibit 99.E

Information as to Officers and Directors of Prudential Investment Management Services LLC.

     *Exhibit 99.F

          Affiliations of Sponsor with other investment companies.

______________
*    Filed herewith.

**    Incorporated by reference to Item B in "Part II -- Additional
Information Not Required in Prospectus" of Exhibit D hereto, including exhibits thereto.

***   Incorporated by reference to Registration Statement on Form
S-6 under Securities Act of 1933 of the designated series of NATIONAL MUNICIPAL TRUST.

                            SIGNATURE

          Pursuant to the requirements of the Investment Company
Act of 1940, the Sponsor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in The City of New York and State of New York on the 29th day of June, 2001.

                         NATIONAL MUNICIPAL TRUST
                         (AND SUBSEQUENT TRUSTS)
                              (Registrant)

                            By:  PRUDENTIAL INVESTMENT MANAGEMENT
                                         SERVICES LLC
                                         (Sponsor/Depositor)

                                    By:  PIFM HOLDCO, INC.
                                         (its Manager)

                                    By:  Richard R. Hoffmann
                                         Richard R. Hoffmann
                                         Vice President and authorized signatory
                                         for PIFM Holdco, Inc.